SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

___________________________________________________________

CONSOLIDATED NATURAL GAS COMPANY
Richmond, Virginia
CNG COAL COMPANY
DOMINION EXPLORATION & PRODUCTION, INC.
CNG PIPELINE COMPANY
DOMINION FIELD SERVICES, INC.
CNG POWER SERVICES CORPORATION
DOMINION TRANSMISSION, INC.
DOMINION PRODUCTS AND SERVICES, INC.
DOMINION RETAIL, INC.
HOPE GAS, INC.
THE EAST OHIO GAS COMPANY
THE PEOPLES NATURAL GAS COMPANY
DOMINION COVE POINT, INC.
DOMINION IROQUOIS, INC.
CNG OIL GATHERING CORPORATION
CNG MAIN PASS GAS GATHERING CORPORATION
DOMINION OKLAHOMA TEXAS EXPLORATION & PRODUCTION, INC.
DOMINION NATURAL GAS STORAGE, INC.
DOMINION GREENBRIER, INC.
DOMINION MEMBER SERVICES, INC.
CNG INTERNATIONAL CORPORATION

File No. 70-8667 (Part A)

Also Reported at Part B
File Nos. 70-7258, 70-8577,70-8621, 70-8883, and 70-9967

(Public Utility Holding Company Act of 1935)

	:	CERTIFICATE OF NOTIFICATION NO.28 TRANSACTIONS DURING PERIOD January 1, 2003 through March 31, 2003
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TO THE SECURITIES AND EXCHANGE COMMISSION:

This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making numerous separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders. The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order") under File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the "Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company ("Consolidated" or "CNG") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001. Part A contains reporting on external and intra-system financing of the Consolidated system as required by the Financing Order.

Part B contains reporting required by other SEC orders in the captioned proceedings. The information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information (i.e., income statements, balance sheets) are filed as exhibits to Part A and Part B, respectively, as appropriate.

On January 28, 2000, CNG ("Old CNG") was merged into a newly formed, wholly-owned subsidiary ("New CNG") of Dominion Resources, Inc. ("Dominion"). New CNG, located in Richmond, Virginia, was the surviving corporation and changed its name to "Consolidated Natural Gas Company." Since New CNG substantially succeeds to all the rights and obligations of Old CNG pursuant to the merger, "CNG" or "Consolidated" as used further herein will refer to both Old CNG, for the period prior to January 28, 2000, and New CNG, for the period beginning on such date. For further information on the merger, reference is made to SEC orders dated December 15, 1999, Release Nos. 35-27112 ("New Financing Order") and 35-27113. The New Financing Order amended the Financing Order so that (i) its term is extended from March 31, 2001 to January 28, 2003, (ii) the amount of financing permitted is increased from $7 billion to $10 billion, (iii) the aggregate amount of guarantees and credit support that may be given by CNG and its subsidiaries is increased from $2 billion to $3 billion, (iv) CNG is authorized to give guarantees and credit support for the benefit of any of its direct and indirect subsidiaries as needed to support normal course of business, and (v) CNG is permitted to use financing proceeds to invest in exempt wholesale generators and foreign utility companies.

The New Financing Order also extended the expiration dates for all other financing authorizations being reported herein to January 28, 2003. The expiration dates of all authorizations were further extended to December 31, 2004 by Commission order dated May 24, 2001, HCAR No. 27406 ("May 24 Order").

PART A
External and Intrasystem financing

1. External Financing by Consolidated: File No. 70-8667:

a. Equity Financing:

None.

b. Short Term Debt:

During the period, Consolidated issued and sold commercial paper. The maximum amount of Consolidated's commercial paper outstanding at any time during this period was $633,144,000 principal amount; the principal amount of commercial paper outstanding on March 31, 2003 was $501,236,000.

Effective March 1, 2003, a consolidated Dominion money pool was formed and the existing CNG money pool was terminated pursuant to a SEC order. Outstanding balances under the CNG money pool and certain borrowings from Dominion pursuant to a short-term demand note (Demand Note) were converted to Dominion money pool borrowings on March 1, 2003. At March 31, 2003 there were no outstanding borrowings under the Demand Note.

c. Long Term Debt:

None.

d. Interest Rate Swaps:

None.

2. Intra-system Financing by Parent of its Subsidiaries.

The stock and debt transactions described below between Consolidated and its Subsidiaries occurred under exemptions pursuant to Rule 52 and are not part of the authorizations under this file number. The proceeds of such transactions are used by the Subsidiaries in their respective businesses.

a. Equity Investments:

None.

b. Long-Term Debt Transactions Occurring During the Period:

None.

c. Guarantees and Other Credit Support:

Guarantees

From time to time CNG enters into guarantee agreements, primarily with respect to gas or electric power purchases or delivery performances of its subsidiaries. The estimated total outstanding exposure on these guarantees as of March 31, 2003 is approximately $1.3 billion, which includes a CNG guaranty for DOTEPI's outstanding debt. The guarantees expire at various dates.

Standby Letters of Credit
In March 2003, CNG added a $50 million 6-month revolving credit facility that terminates in September 2003. This credit facility and the Company's existing $500 million 364-day revolving credit facility that terminates in August 2003 are used to support the issuance of commercial paper and letters of credit to provide collateral required by counterparties on derivative financial contracts used by the Company in its risk management strategies for its gas and oil production. At March 31, 2003, outstanding letters of credit under these facilities totaled $536 million. The Company expects to renew the $500 million 364-day revolving credit facility prior to its maturity in August 2003.

d. Subsidiary Long-term Debt Transactions:

None.

e. Subsidiary Stock Buy Back Transactions.

There were no Subsidiary stock buy back transactions to be reported for the quarter.

f. Subsidiary Interest Rate Swap Transactions:

None.

PART B

RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS

File No. 70-7258:

By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13, 1991 (HCAR No. 25311), April 8, 1994 (HCAR No. 26021), and July 18, 1997 (HCAR No. 26742), the SEC permitted the application-declaration of Consolidated and its subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("CNG Money Pool").

File No. 70-9967:

By order dated January 3, 2003 (HCAR No. 27634), the SEC authorized the formation of a consolidated DRI Money Pool ("DRI Money Pool") and called for the termination of the existing CNG Money Pool. Outstanding balances under the CNG Money Pool and certain borrowings from Dominion pursuant to a short-term demand note (Demand Note) were converted to DRI Money Pool borrowings on March 1, 2003.

This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:

During the period January through February 2003, the following transactions occurred in the CNG Money Pool:

Consolidated Natural Gas Company (In Thousands)
Beginning Balance	Withdrawals	Contributions	Ending Balance

$1,367,336	$456,205	$834,326	$1,745,457

Subsidiaries (In Thousands)
Company	Beginning Balance	Withdrawals	Contributions	Ending Balance

The East Ohio Gas Company	(358,228)	221,295	121,764	(457,759)
The Peoples Natural Gas Company	(188,633)	64,825	74,566	(178,892)
Dom. Transmission, Inc.	(79,732)	44,016	92,024	(31,724)
Dom. Iroquois, Inc.	4,709	14	14	4,709
Hope Gas, Inc.	(46,995)	10,447	26,070	(31,372)
Dom. Exploration & Prod.	(777,912)	745,496	349,639	(1,173,769)
CNG Pipeline Co.	801	23	7	785
CNG Coal Company	6,065	6,083	18	0
Dominion Field Services	7,813	91,511	81,626	(2,072)
CNG Power Services Corp.	(2,568)	8	0	(2,576)
Dom. Products and Services	111,112	999	2,805	112,918
CNG International Corp.	78,802	410	249	78,641
Dom. Retail, Inc.	(101,083)	47,249	105,159	(43,173)
Dom. Member Services	66	66	0	0
CNG Main Pass Gas	(21,083)	66	0	(21,149)
CNG Oil Gathering	(470)	4	450	(24)

The maximum outstanding borrowings under or investments in the DRI Money Pool by each participant during March 2003 (including the activity of Non-CNG company participants):

Account A participants (in thousands):
Company	Maximum Investment	Maximum (Borrowing)
Dominion Resources, Inc.	$718,072	-
The East Ohio Gas Company	-	$(502,777)
The Peoples Natural Gas Company	-	(197,296)
Hope Gas, Inc.	-	(31,864)

Account B participants (in thousands):

Company	Maximum Investment	Maximum (Borrowing)
Dominion Resources, Inc.	$1,476,353	-
Consolidated Natural Gas Company	1,301,959	-
Dom. Transmission, Inc.	-	$(54,281)
Dom. Iroquois, Inc.	4,715
Dom. Exploration & Prod.	-	(1,366,410)
CNG Pipeline Co.	785
Dominion Field Services	15,111	(23,187)
CNG Power Services Corp.	-	(3,153)
Dom. Products and Services	113,569	-
CNG International Corp.	78,726	-
Dom. Retail, Inc.	-	(52,851)
CNG Main Pass Gas		(21,757)
CNG Oil Gathering	526	(24)
Dom. Greenbrier, Inc.	-	(17,472)
Dom. Okla. Texas Exploration & Prod., Inc.	-	(295,024)
Dom. Nat. Gas Storage, Inc.		(17,448)
Dominion Energy, Inc.		(1,176,563)
Dom. Reserves, Inc.	51,134	-
Dom. Resources Services, Inc.	-	(92,661)
Dom. Alliance Holdings, Inc.	-	(9,044)
DT Services, Inc.	14,412
Dom. Metering Services, Inc.	-	(198)

The interest rate charged on DRI Money Pool borrowings and paid on DRI Money Pool investments ranged from 1.31 to 1.51 percent during March 2003.

During March 2003 there were no borrowings made by Account A participants from Account B participants under the DRI Money Pool.

File No. 70-8577:

By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated to provide CNG Energy Services Corporation ("Energy Services") with up to $10,000,000 in financing through December 31, 2000 (extended through December 31, 2004 by the May 24 Order) and authorized Energy Services to engage in the business of providing ten categories of energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG.

Energy Services formed a new special-purpose subsidiary, Dominion Products and Services, Inc. (then called CNG Products and Services, Inc.) ("DP&S"), in 1995 to engage in the new business. DP&S became a directly owned subsidiary of Consolidated in connection with the sale by Consolidated of Energy Services on July 31, 1998 to an unaffiliated third party. See SEC order dated July 29, 1998, HCAR No. 26900.

By order dated August 27, 1997, HCAR No. 26757, the SEC authorized DP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories. Financing of DP&S' business by CNG subsequent to December 31, 2004 will be done pursuant to Rule 52.

This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order. Filed separately as Exhibit 8577A under a request for confidential treatment pursuant to Rule 104(b) are financial statements of DP&S.

1. Financial Statements:

See Exhibit 8577A.

2. State Commission Orders:

There are no state commission orders or post-transaction audit documents relating to DP&S to be filed.

3. Services Provided by Affiliates to DP&S:

During the reporting period, Dominion Retail, Inc. provided $808,019 in administrative and management services to DP&S. The East Ohio Gas Company also provided $505,421 in administrative and management services to DP&S.

File No. 70-8883:

By order dated January 15, 1997, HCAR No. 26652, the SEC authorized Energy Services to invest, through December 31, 2001 (extended through December 31, 2004 by the May 24 Order), up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services was authorized to acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority interest equity or debt position, or a minority equity or debt position.

Dominion Retail, Inc. (then called CNG Retail Services Corporation) ("Dominion Retail") was formed on January 30, 1997 pursuant to the order to engage in the business of selling natural gas and other products at retail. Pursuant to HCAR No. 26900, dated July 29, 1998, Dominion Retail succeeded to the authorizations and reporting obligations under File No. 70-8883 subsequent to the sale of Energy Services by CNG to an unaffiliated party in 1998.

This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.

1. Financial Statements:

A balance sheet and income statement for Dominion Retail are filed separately as Exhibit 8883A under a request for confidential treatment pursuant to Rule 104(b).

2. Source of Revenues:

In view of the cessation of Energy Services as an affiliate company in the CNG system, the ratios formerly required under this heading can no longer be provided.

3. FERC Filings:

No FERC filings relating to Dominion Retail's power marketing transactions were made during the quarter.

4. Parent Credit Support:

There were four parent credit support agreements totaling $25,750,000 entered on behalf of Dominion Retail during the reporting period.

EXHIBITS

  Financial statements for Dominion Products & Services are filed separately as Exhibit 8577A under a request for confidential treatment pursuant to Rule 104(b).
  Financial statements for Dominion Retail are filed separately as Exhibit 8883A under a request for confidential treatment pursuant to Rule 104(b).

SIGNATURE

The undersigned companies have duly caused this quarterly Rule 24 Certificate of Notification to be signed on their respective behalf by their attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.
CONSOLIDATED NATURAL GAS COMPANY Richmond, Virginia

CNG COAL COMPANY
DOMINION EXPLORATION & PRODUCTION, INC.
CNG PIPELINE COMPANY
DOMINION FIELD SERVICES, INC.
CNG POWER SERVICES CORPORATION
DOMINION TRANSMISSION, INC.
DOMINION PRODUCTS AND SERVICES, INC.
DOMINION RETAIL, INC.
HOPE GAS, INC.
THE EAST OHIO GAS COMPANY
THE PEOPLES NATURAL GAS COMPANY
DOMINION COVE POINT, INC.
DOMINION IROQUOIS, INC.
CNG OIL GATHERING CORPORATION
CNG MAIN PASS GAS GATHERING CORPORATION
DOMINION OKLAHOMA TEXAS EXPLORATION & PRODUCTION, INC.
DOMINION NATURAL GAS STORAGE, INC.
DOMINION GREENBRIER, INC.
DOMINION MEMBER SERVICES, INC.
CNG INTERNATIONAL CORPORATION

By ____/s/ James F. Stutts______ James F. Stutts Their Attorney
Dated May 29, 2003